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EXHIBIT 99(e)

                               HECHINGER COMPANY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
           FOR THE THIRTEEN AND TWENTY-SIX WEEKS ENDED JULY 29, 1995
                                  (unaudited)


A.  BASIS OF PRESENTATION

In the opinion of management of Hechinger Company (the "Company"), the accompanying unaudited consolidated financial statements include all adjustments (which consist of normal recurring accruals) considered necessary for a fair statement of the results for the interim periods presented. The operating results for the twenty-six weeks ended July 29, 1995 are not necessarily indicative of the results to be expected for the fiscal year ending February 3, 1996.

The financial statements presented herein should be read in conjunction with the financial statements incorporated by reference in the Company's Annual Report on Form 10-K for the year ended January 28, 1995.


B.  MERCHANDISE INVENTORY

An actual valuation of inventory under the LIFO method can be made only at the end of each year based on the inventory levels and costs at that time. Accordingly, interim LIFO calculations are based on management's estimates of expected year-end inventory levels and costs. Interim results are subject to the final year-end LIFO inventory valuation.

All inventories reported at July 29, 1995 and January 28, 1995 were valued using the LIFO inventory valuation method. If all inventories had been valued under the FIFO method, which approximates replacement cost, inventories would have been $21.9 million and $18.9 million higher than reported at July 29, 1995 and January 28, 1995, respectively.


C.  TAXES ON INCOME

For the thirteen weeks and twenty-six weeks ended July 29, 1995, the effective tax rate was 37.0% compared to 34.0% for the corresponding periods last year. The effective tax rate increase was due primarily to the increase in state taxes and expiration of the Targeted Jobs Tax Credit program as of December 1994. The effective tax rates differ from the statutory Federal tax rate primarily due to the effect of tax credits, tax-free earnings on funds available for investment and state taxes.


D.  UNUSUAL CHARGE

As of July 29, 1995, 14 Home Quarters stores and eight Hechinger stores have been closed as a part of the store closing plan announced in the fourth quarter of 1994. As of July 29, 1995, $28.2 million has been recorded against the $61.9 million store closing reserve. The main components of the charges were as follows:

1)  losses on liquidation of inventories totaling $11.8 million;

2) losses on disposal of furniture, fixtures, equipment and other assets totaling $10.4 million;

3) cash expenditures for carrying costs of the stores vacated, including rents, utilities and other expenses subsequent to the store closing of $3.6 million; and

4) cash expenditures for employee termination costs of $2.4 million, including severance pay and related benefits.

Management believes that the remaining reserve is adequate to cover future losses and cash expenditures in completing this store closing plan. Of the total remaining accrual of $33.7 million, $25.5 million has been recorded as a current liability as of July 29, 1995.





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D.  SUBSEQUENT EVENTS

In August, 1995, the Company announced plans to combine its Hechinger Stores and Home Quarters Warehouse operations under one management team. As a result of these actions, the Company expects to record a charge of approximately $20 to $25 million (pre-tax) in the fourth quarter of 1995. The charge will cover costs of severance, the write-off of certain assets, and other related costs.


E.  CONTINGENCIES

In August, 1995, several suits alleging wrongful employment practices were settled and dismissed. The Company does not anticipate that the settlement, net of expected insurance recoveries, will have a material adverse effect on the Company's consolidated financial position.

The Company is a party to other legal proceedings and claims arising in the ordinary course of business. Although the outcome of such proceedings and claims cannot be determined with certainty, based upon evaluation by legal counsel, management believes that the outcome of such proceedings and claims will not have a material adverse effect on the Company's consolidated financial position.





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